






INVESTOR MEETING 2014

SANTA CLARA   NOVEMBER 20








(intel®)

INVESTOR MEETING 2014

Brian Krzanich
CEO

What We Said Last Year

Things That **Will Not Change**

Relentless pursuit of Moore's Law

Things That We Are **Doing Differently**

Market driven view of our industry

If it computes, it computes best with Intel from IoT to the Datacenter

Open foundry to any company able to utilize our leading edge Silicon

Create Platforms for Enterprise, not just Silicon

Drive focus on bringing innovation to market quickly

Investor Meeting 2013

2014
Return to Growth

Tablet Volume*

~40Mu

**Q3'14
Microprocessor Shipments**

>100Mu

**One Year Total
Shareholder Return****

45%

Revenue*

$55.9B







*Forecast is based on current expectations and is subject to change without notice
Source: Intel

**Intel 1 year TSR calculated as of November 18, 2014 close of market (Source: Factset)

Strategic Vectors

MOORE'S LAW



INTEGRATION


Memory
WiFi
Graphics
I/O

SHARED IP


PC Core: Haswell GT3e
Intel integrated GPU
IA CPU (Core)
SA, I/O, Etc.
Cache (SRAM)
PCIE
Memory Controller
Embedded DRAM
Co-packaged
DRAM
PCH
Server Core: Intel® Xeon® E5-2600 V3
Memory Controller
IA CPU (Core)
Cache (SRAM)
QPI
PCIE
Uncore I/O
DRAM
PCH
EC
USB
Display
Audio
Security
40G Ethernet
Tablet Core: Bay Trail
I/O
Intel integrated GPU
IA CPU (Atom) incl. Cache
DRAM
WiFi
BT
WWAN

Our highest-shareholder value will come from a strategy that uses our core assets to move into profitable, complementary markets.

Our Corporate Mission, Vision, Strategy

MISSION

Utilize the power of Moore's Law to bring smart, connected devices to every person on Earth.



VISION

If it is smart and connected, it is best with Intel.



GROWTH STRATEGY

Our highest shareholder value will come from a strategy that uses our core assets to move into profitable, complementary markets.



Our highest shareholder value will come from a strategy that uses our core assets to move into profitable, complementary markets.


IoT


SOFTWARE


SECURITY

CORE ASSETS THAT DRIVE THE PC AND DATA CENTER


IA CORES


PROCESS TECHNOLOGY


SHARED IP


WEARABLES


FOUNDRY


MOBILE














PC
Stabilize & Innovate








The PC Market is Stabilizing



Source: IDC
Source: Gartner, Forecast: PCs, Ultramobiles and Mobile Phones, Worldwide, 2011-2018, 3Q14 Update, Ranjit Atwal, 9/16/14

Innovating and Differentiating the PC Experience

Enabling New Experiences











intel REALSENSE TECHNOLOGY

rezence Alliance for Wireless Power

Alliance for Wireless Power

intel Security

New Designs

Google

Options for Everyone

Broad Range of Price Points



intel inside XEON
intel inside CORE
intel inside ATOM

$199

Multiple OS



*Other brands and names may be claimed as the property of others.



Data Center: Expansion & Growth

Data Center Expansion and Growth



Broad Customer Base & Diversifying Market Segments

Leadership Products & Technologies

Forecasting 15% CAGR through 2018*



Software to Silicon:
Targeted Integration
for Specific Workloads

First Intel-Optimized
Cloudera Release

Custom Integrated Xeon and FPGA
Products for our Customers

Software Defined
Infrastructure/OpenStack

Moore's Law is Our Competitive Advantage

Industry Leadership in Transistors





HIGHER PERFORMANCE

Moore's Law



LOWER POWER

LOWER COST



Utilize PC Core IP in Other Businesses

Intel R&D (2014)
~$11B
100%
75%
50%
25%
0%
Other
IoT
MCG
PCCG / DCG
Shared Platform Investments:
Connectivity, WWAN, Graphics IP, etc.
Foundational Investments:
Process Development,
CPU & Core Design,
SOC Integration,
Validation & Testing





PC Core: Haswell GT3e
Intel integrated GPU
IA CPU (Core)
SA, I/O, Etc.
Cache (SRAM)
PCIE
Memory Controller
Embedded DRAM
Co-packaged
DRAM
PCH¹
EC²
USB
Display
Audio
Security
WiFi
BT
WWAN
Server Core: Intel® Xeon® E5-2600 V3
ECC³
Memory Controller
IA CPU (Core)
Cache (SRAM)
IA CPU (Core)
IA CPU (Core)
Cache (SRAM)
IA CPU (Core)
QPI⁴
QPI⁴
PCIE
Uncore I/O
DRAM
PCH
EC
USB
Display
Audio
Security
40G Ethernet
Tablet Core: Bay Trail
I/O
Intel integrated GPU
Security
Display
Camera
Audio
IA CPU (Atom)⁵ incl. Cache
Memory Controller
USB
I/O
DRAM
WiFi
BT
WWAN





Note: ¹PCH – Platform Controller Hub; ²EC – Ethernet Controller; ³ECC – Error Correcting Code memory; ⁴QPI – QuickPath Interconnect; ⁵Baytrail SoC sharing Core IP with Avoton microserver; Reference server and PC motherboards used are Intel Server Board S2600WT2 and Gigabyte GA-Z87N-WIFI - Source: Intel, lit search

Utilize our core assets to move into
PROFITABLE, COMPLEMENTARY MARKETS


IoT


SOFTWARE


SECURITY

CORE ASSETS THAT DRIVE THE PC AND DATA CENTER


IA CORES


PROCESS TECHNOLOGY


SHARED IP


WEARABLES


FOUNDRY


MOBILE

40M IA Tablets
in 2014*



Tablet Volume (Mu)

2012	2013	2014F
1	12	40

*Forecast is based on current expectations and is subject to change without notice
Source: Intel

Cost Optimization and Feature Differentiation

Good, Better, Best









Feature Differentiation







Smart Growth in Phones



intel
SoFIA

New Partners

Rockchip SPREADTRUM

Long Term Agreements

ASUS® lenovo

*Other brands and names may be claimed as the property of others.

Communications Critical Across Platforms

LAPTOPS

Modem attach rate



TABLETS

Modem attach rate





Intel® XMM™7260

Note: Attach rate calculated based on forecasted WWAN and TAM unit shipments
*Forecast is based on current expectations and is subject to change without notice
Source: Intel

Organizational Changes to Drive our Mobile Strategy in 2015

Moved Mobile Hardware teams into newly formed Client Computing Group

Moved Modem and SoFIA (engineering and customer support) teams into Platform Engineering Group




IoT


SOFTWARE


SECURITY

CORE ASSETS THAT DRIVE THE PC AND DATA CENTER


IA CORES


PROCESS TECHNOLOGY


SHARED IP


WEARABLES


FOUNDRY


MOBILE

Internet of Things & Wearables








Foundry

Panasonic

ALTERA

Microsemi

achronix
SEMICONDUCTOR CORPORATION

tabula

NETRONOME

Leadership Moving Forward

Relentless pursuit of Moore's Law

Develop products that enable the best computing experience

Market driven view of our industry

Open foundry to any company able to utilize our leading edge Silicon

Create Platforms for Enterprise, not just Silicon

Drive focus on bringing innovation to market quickly

Leadership Moving Forward

Relentless pursuit of Moore's Law

Develop products that enable the best computing experience

Market driven view of our industry

Open foundry to any company able to utilize our leading edge Silicon

Create Platforms for Enterprise, not just Silicon

Drive focus on bringing innovation to market quickly

Continue growth in the Data Center

If it is smart and connected, it is best with Intel



Mike Bell
New Devices
Group



Wendell Brooks
Mergers
& Acquisitions



Diane Bryant
Data Center
Group



Rob Crooke
Non-Volatile Memory
Solutions Group



Doug Davis
Internet of Things
Group



Hermann Eul
Mobile and
Communications
Group



Amir Faintuch
Platform Engineering
Group



Doug Fisher
Software and
Services Group



Joshua Walden
Platform Engineering
Group



Wen-Hann Wang
Intel Labs



Chris Young
Intel Security Group



Brian Krzanich
Chief Executive Officer



Renée James
President



Bill Holt
Technology and
Manufacturing Group



Steven Fund
Global Marketing
& Communications



Richard Taylor
Human Resources



Kim Stevenson
Information Technology



Arvind Sodhani
Intel Capital



Stacy Smith
Chief Financial Officer



Kirk Skaugen
Client Computing Group



Steve Rodgers
Law & Policy Group



Greg Pearson
Sales and
Marketing Group



Tom Kilroy
Corporate Strategy

If it is smart and connected, it is best with Intel.



CORE ASSETS THAT DRIVE THE PC AND DATA CENTER

IoT

SOFTWARE

SECURITY

IA CORES

PROCESS TECHNOLOGY

SHARED IP

WEARABLES

FOUNDRY

MOBILE








INVESTOR MEETING 2014

SANTA CLARA   NOVEMBER 20

Legal Disclaimers

Software and workloads used in performance tests may have been optimized for performance only on Intel microprocessors. Performance tests, such as SYSmark and MobileMark, are measured using specific computer systems, components, software, operations and functions. Any change to any of those factors may cause the results to vary. You should consult other information and performance tests to assist you in fully evaluating your contemplated purchases, including the performance of that product when combined with other products.

All dates, forecasts and products specified in this presentation are subject to change without notice. This presentation will not be updated to reflect any such changes.

Copyright 2014 Intel Corporation.

*Other names and brands may be claimed as the property of others.

Risk Factors

The statements in the presentations and other commentary that refer to plans and expectations for the fourth quarter, the year and the future are forward-looking statements that involve a number of risks and uncertainties. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," "may," "will," "should" and their variations identify forward-looking statements. Statements that refer to or are based on projections, uncertain events or assumptions also identify forward-looking statements. Many factors could affect Intel's actual results, and variances from Intel's current expectations regarding such factors could cause actual results to differ materially from those expressed in these forward-looking statements. Intel presently considers the following to be important factors that could cause actual results to differ materially from the company's expectations.

- Demand for Intel's products is highly variable and could differ from Intel's expectations due to factors including changes in the business and economic conditions; consumer confidence or income levels; customer acceptance of Intel's and competitors' products; competitive and pricing pressures, including actions taken by competitors; supply constraints and other disruptions affecting customers; changes in customer order patterns including order cancellations; and changes in the level of inventory at customers.

- Intel's gross margin percentage could vary significantly from expectations based on capacity utilization; variations in inventory valuation, including variations related to the timing of qualifying products for sale; changes in revenue levels; segment product mix; the timing and execution of the manufacturing ramp and associated costs; excess or obsolete inventory; changes in unit costs; defects or disruptions in the supply of materials or resources; and product manufacturing quality/yields. Variations in gross margin may also be caused by the timing of Intel product introductions and related expenses, including marketing expenses, and Intel's ability to respond quickly to technological developments and to introduce new features into existing products, which may result in restructuring and asset impairment charges.

- Intel operates in highly competitive industries and its operations have high costs that are either fixed or difficult to reduce in the short term.

- The declaration and rate of dividend payments and the amount and timing of Intel's stock buyback program are at the discretion of Intel's board of directors, and plans for future dividends and stock buy backs and could be affected by changes in Intel's priorities for the use of cash, such as operational spending, capital spending, acquisitions, and because of changes to Intel's cash flows and changes in tax laws.

- Intel's expected tax rate is based on current tax law and current expected income and may be affected by the jurisdictions in which profits are determined to be earned and taxed; changes in the estimates of credits, benefits and deductions; the resolution of issues arising from tax audits with various authorities, including payment of interest and penalties; and the ability to realize deferred tax assets.

- Gains or losses from equity securities and interest and other could vary from expectations depending on gains or losses on the sale, exchange, change in the fair value or impairments of debt and equity investments; interest rates; cash balances; and changes in fair value of derivative instruments.

- Intel's results could be affected by adverse economic, social, political and physical/infrastructure conditions in countries where Intel, its customers or its suppliers operate, including military conflict and other security risks, natural disasters, infrastructure disruptions, health concerns and fluctuations in currency exchange rates.

- Intel's results could be affected by the timing of closing of acquisitions, divestitures and other significant transactions.

- Intel's results could be affected by adverse effects associated with product defects and errata (deviations from published specifications), and by litigation or regulatory matters involving intellectual property, stockholder, consumer, antitrust, disclosure and other issues. An unfavorable ruling could include monetary damages or an injunction prohibiting Intel from manufacturing or selling one or more products, precluding particular business practices, impacting Intel's ability to design its products, or requiring other remedies such as compulsory licensing of intellectual property.

A detailed discussion of these and other factors that could affect Intel's results is included in Intel's SEC filings, including the company's most recent Form 10-Q, Form 10-K and earnings release.